Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the Company”)

Notification of an acquisition of beneficial interest in securities

Johannesburg, Tuesday, 19 March 2024. In accordance with section 122(3)(b) of the Companies Act 71 of 2008 (“the Act”), Regulation 121(2)(b) of the Companies Act Regulations, 2011 (“the Regulations”) and paragraph 3.83(b) of the JSE Limited Listings Requirements, shareholders are hereby advised that Harmony has received formal notification that Van Eck Associate Corporation has, in aggregate, acquired an interest in the ordinary shares of the Company, such that the total interest in the ordinary shares in the Company held by Van Eck Associate Corporation now amounts to 12.07% of the total issued shares of the Company.

Harmony has, as required by section 122(3)(a) of the Act filed the required notice with the Takeover Regulation Panel.

The board of directors of Harmony accept responsibility for the information contained in this announcement, having received the TRP121.1 form from Van Eck Associate Corporation, and to the best of their knowledge believe the information contained in this announcement is accordingly true.

Ends.

For more details contact:

Jared Coetzer
Head: Investor Relations
+27 (0) 82 746 4120

Johannesburg, South Africa
19 March 2024

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited